UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 20, 2021	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Hsinchu, Taiwan, July 20, 2021 --- On July 20, 2021, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 2nd meeting of its 10th Board of Directors (the “Board”), at which the following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)	Determination of the ex-dividend record date for common shares;

(2)	The appointment of Mr. D.Y. Tsai, an executive vice president of the Company, as the Company’s head of its Business Management Center effective July 20, 2021 to replace Mr. Leo Lin; and

(3)

The Company has appointed Mr. Michael Lee as vice president of its Business Management Center. As Mr. Michael Lee is a director of Unimos Microelectronics (Shanghai) Co., Ltd. (“Unimos Shanghai”) assigned by the Company, the Company resolved to release the restrictions on an officer from engaging in competitive conduct related to Article 32 of the Company Act.

On matter (1), the Annual Shareholders’ Meeting resolved that NT$2.20 per share will be distributed in cash from earnings of prior year to the shareholders. The Board resolved that the ex-dividend record date for common shares will be August 14, 2021. Accordingly, pursuant to Article 165 of Taiwan’s Company Act, the book closure period will be from August 10 to August 14, 2021. The last transfer date before the book closure period will be August 9, 2021. Any person holding ChipMOS’ common shares who has not transferred the title of shares should complete the required procedures with the Company’s stock agency: KGI Securities Co., Ltd. (5F, No. 2, Sec. 1, Chongqing S. Rd., Taipei, Taiwan; Tel: +886-2-23892999) by 5:00 p.m., August 9, 2021, Monday, in person, or by post as per date of postmark. The cash dividend distribution date will be August 31, 2021. The Company will carry out the process of book closure with data provided by the Taiwan Depository and Clearing Corporation (“TDCC”) without further notice.

On matter (3), the Board resolved to appoint Mr. Michael Lee as vice president of its Business Management Center. Mr. Michael Lee is a director of Unimos Shanghai assigned by the Company. According to Article 32 of Taiwan’s Company Act, a managerial officer of a company shall not concurrently act as a managerial officer of another company, nor shall he/she engage, for his/her benefit or for any other, in any business which is the same as that of the company appoints him/her, unless otherwise approved by the Board. As Unimos Shanghai is engaging in assembly and testing, and processing services for semiconductors devices (silicon and compound semiconductor) and integrated circuits (including sub-systems and modules), technology development, technical services and sales of the self-produced products, the Board further resolved pursuant to Article 32 of Taiwan’s Company Act to release Mr. Michael Lee, who is now appointed as vice president of the Company’s Business Management Center, from the restrictions of officer from engaging in the competitive activities conducted by Unimos Shanghai. Unimos Shanghai locates at No. 9688 Songze Ave., Qingpu Industrial Zone, Shanghai, China. Mr. Michael Lee does not invest in Unimos Shanghai.